UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 17, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION OVERSEAS REGULATORY ANNOUNCEMENT ANNOUNCEMENT ON OPERATING DATA FOR AUGUST 2018

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

				Total
				estimated	Total actual
	Estimated	Actual		amount	amount
	amount	amount		completed	completed
	completed	completed	Year-	in January	in January	Year-
	in August	in August	on-year	to August	to August	on-year
	2018	2017	increase	2018	2017	increase
Passenger Transportation Data
ASK (available seat — kilometres) (millions)	21,359.66	20,428.21	4.6%	161,445.69	149,130.64	8.3%
— Domestic routes	13,429.86	12,730.34	5.5%	100,949.56	92,877.28	8.7%
— International routes	7,375.06	7,198.43	2.5%	56,251.05	52,327.32	7.5%
— Regional routes	554.74	499.44	11.1%	4,245.08	3,926.04	8.1%

RPK (revenue passenger — kilometres) (millions)	18,427.23	16,998.81	8.4%	134,108.04	121,658.11	10.2%
— Domestic routes	11,837.21	10,742.28	10.2%	85,297.61	77,357.45	10.3%
— International routes	6,095.69	5,835.20	4.5%	45,276.72	41,153.90	10.0%
— Regional routes	494.33	421.33	17.3%	3,533.71	3,146.76	12.3%

				Total
				estimated	Total actual
	Estimated	Actual		amount	amount
	amount	amount		completed	completed
	completed	completed	Year-	in January	in January	Year-
	in August	in August	on-year	to August	to August	on-year
	2018	2017	increase	2018	2017	increase
Number of passengers carried (thousands)	11,171.16	10,197.43	9.5%	80,718.20	73,365.48	10.0%
— Domestic routes	9,355.13	8,485.85	10.2%	67,241.04	61,176.96	9.9%
— International routes	1,457.21	1,401.42	4.0%	10,901.73	9,862.22	10.5%
— Regional routes	358.82	310.15	15.7%	2,575.43	2,326.30	10.7%

Passenger load factor (%)	86.27	83.21	3.06 pts	83.07	81.58	1.49 pts
— Domestic routes	88.14	84.38	3.76 pts	84.50	83.29	1.21 pts
— International routes	82.65	81.06	1.59 pts	80.49	78.65	1.84 pts
— Regional routes	89.11	84.36	4.75 pts	83.24	80.15	3.09 pts

Freight Transportation Data
AFTK (available freight tonne — kilometres) (millions)	654.35	572.42	14.3%	5,252.88	4,405.71	19.2%
— Domestic routes	209.89	173.20	21.2%	1,815.49	1,468.79	23.6%
— International routes	429.13	385.65	11.3%	3,307.61	2,820.83	17.3%
— Regional routes	15.33	13.57	13.0%	129.79	116.09	11.8%

RFTK (revenue freight tonne — kilometres) (millions)	208.40	196.39	6.1%	1,666.88	1,549.65	7.6%
— Domestic routes	67.71	71.78	-5.7%	556.57	563.45	-1.2%
— International routes	137.50	121.38	13.3%	1,087.02	963.50	12.8%
— Regional routes	3.19	3.23	-1.2%	23.29	22.70	2.6%

Weight of freight carried (million kg)	71.91	71.04	1.2%	582.40	560.35	3.9%
— Domestic routes	48.98	50.78	-3.6%	406.94	404.23	0.7%
— International routes	20.19	17.55	15.0%	155.50	136.79	13.7%
— Regional routes	2.74	2.71	1.4%	19.96	19.32	3.3%

Freight load factor (%)	31.85	34.31	-2.46 pts	31.73	35.17	-3.44 pts
— Domestic routes	32.26	41.44	-9.18 pts	30.66	38.36	-7.71 pts
— International routes	32.04	31.47	0.57 pts	32.86	34.16	-1.29 pts
— Regional routes	20.83	23.82	-2.99 pts	17.94	19.55	-1.61 pts

				Total
				estimated	Total actual
	Estimated	Actual		amount	amount
	amount	amount		completed	completed
	completed	completed	Year-	in January	in January	Year-
	in August	in August	on-year	to August	to August	on-year
	2018	2017	increase	2018	2017	increase
Consolidated Data
ATK (available tonne — kilometres) (millions)	2,576.71	2,410.95	6.9%	19,782.99	17,827.47	11.0%
— Domestic routes	1,418.57	1,318.93	7.6%	10,900.95	9,827.75	10.9%
— International routes	1,092.88	1,033.51	5.7%	8,370.20	7,530.29	11.2%
— Regional routes	65.26	58.52	11.5%	511.85	469.44	9.0%

RTK (revenue tonne — kilometres) (millions)	1,797.17	1,666.15	7.9%	13,443.06	12,265.34	9.6%
— Domestic routes	1,087.97	1,000.17	8.8%	8,055.46	7,384.82	9.1%
— International routes	663.33	626.16	5.9%	5,054.49	4,581.12	10.3%
— Regional routes	45.86	39.82	15.2%	333.11	299.40	11.3%

Overall load factor (%)	69.75	69.11	0.64 pts	67.95	68.80	-0.85pts
— Domestic routes	76.69	75.83	0.86 pts	73.90	75.14	-1.25 pts
— International routes	60.70	60.59	0.11 pts	60.39	60.84	-0.45 pts
— Regional routes	70.28	68.05	2.24 pts	65.08	63.78	1.30 pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

II.	FLEET STRUCTURE

In August 2018, the Company introduced one aircraft (A330-300 aircraft). As at the end of August 2018, details of the fleet structure of aircraft of the Company were as follows:

(Units)

				Under
			Under	operating
No.	Model	Self-owned	finance lease	lease	Sub-total
	Wide-body passenger aircraft	28	45	8	81
1	B777-300ER	9	11	0	20
2	B767	2	0	0	2
3	A330-200	15	15	0	30
4	A330-300	2	19	8	29

	Narrow-body passenger aircraft	196	204	166	566
5	B737-700	33	12	10	55
6	B737-800	45	71	88	204
7	B737-8MAX	0	10	0	10
8	A319	13	20	2	35
9	A320	65	49	66	180
10	A320neo	0	5	0	5
11	A321	40	37	0	77

	Total	224	249	174	647

Note:	The 12 business aircraft held under trust of the Company were not included in the fleet.

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger transportation capacity (measured by available seat- kilometres) of the Company in August 2018 increased by 4.6% year-on-year, passenger traffic volume (measured by revenue passenger-kilometres) increased by 8.4% year-on-year, and passenger load factor increased by 3.06 percentage points to 86.27% year-on-year.

The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and the business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in August 2018 increased by approximately 1.2% year-on-year.

In August 2018, the Company launched new domestic routes such as Xining-Shantou and Wenzhou- Handan-Ordos City.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
14 September 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent nonexecutive Director) and Yuan Jun (Employee Representative Director).